

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 1, 2008

Mr. Gary L. Whitlock
Executive Vice President and Chief Financial Officer
CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, Texas 77002

>   **Re: CenterPoint Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 28, 2008**
>   **File No. 1-31447**

Dear Mr. Whitlock:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   James Allegretto
>   Senior Assistant Chief Accountant

cc: Rufus S. Scott
        CenterPoint Energy, Inc.
        Via Fax: (713) 207-0490